PROSPECTUS SUPPLEMENT NO. 8	Filed pursuant to Rule 424(b)(3)
(To prospectus dated October 21, 2021)	Registration No. 333-260094

ARCHAEA ENERGY INC.
110,334,394 SHARES OF CLASS A COMMON STOCK
7,021,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 21, 2021 (the “Prospectus”), with the information contained in Item 8.01 of our Current Report on Form 8-K filed with the SEC on March 21, 2022. Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 18,883,492 shares of our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), which consist of (i) 11,862,492 shares that may be issued upon the exercise of the 11,862,492 warrants (the “Public Warrants”) originally sold as part of the units issued in the initial public offering (the “IPO”) of Rice Acquisition Corp. (“RAC”), (ii) 6,771,000 shares of Class A Common Stock that may be issued upon the exercise of the 6,771,000 warrants originally issued to Rice Acquisition Sponsor LLC (the “Sponsor”) and Atlas Point Energy Infrastructure Fund, LLC (“Atlas”) in a private placement that closed simultaneously with the consummation of the IPO (the “Private Placement Warrants”) and (iii) 250,000 shares of Class A Common Stock that may be issued upon the exercise of the 250,000 warrants issued to Atlas in a private placement that closed simultaneously with the consummation of the Business Combinations (as defined in the Prospectus) (the “Forward Purchase Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “Warrants”). Each Warrant is exercisable to purchase for $11.50 one share of Class A Common Stock, subject to adjustment.

    In addition, the Prospectus and this prospectus supplement relate to the resale from time to time of 6,771,000 Private Placement Warrants, 250,000 Forward Purchase Warrants and 110,334,394 shares of Class A Common Stock by the selling security holders named in the Prospectus or their permitted transferees (each a “Selling Securityholder” and, collectively, the “Selling Securityholders”). The 110,334,394 shares of Class A Common Stock consist of (i) 29,166,667 shares of Class A Common Stock issued in a private placement that closed concurrently with the consummation of the Business Combinations, (ii) 2,500 shares of Class A Common Stock issued to the Sponsor in a private placement prior to the consummation of the IPO, (iii) 18,883,492 shares of Class A Common Stock issuable upon exercise of the Warrants, (iv) 5,931,350 shares of Class A Common Stock issuable upon redemption of the 5,931,350 Class A units of LFG Acquisition Holdings LLC (f/k/a Rice Acquisition Holdings LLC) (“Opco”) held by the initial stockholders of RAC, all of which were issued prior to the consummation of the IPO, (v) 23,000,000 shares of Class A Common Stock issuable upon redemption of the 23,000,000 Opco Class A units issued as partial consideration upon consummation of the Aria Merger (as defined in the Prospectus) and (vi) 33,350,385 shares of Class A Common Stock issuable upon redemption of the 33,350,385 Opco Class A units issued as consideration upon consummation of the Archaea Merger (as defined in the Prospectus).

    This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, and supersedes the financial statements included in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement.

    You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement and Prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been
KE 84855400

no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement or the Prospectus is correct as of any time after the date of that information.

The Class A Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “LFG.” On March 18, 2022, the last sale price of the Class A Common Stock as reported on the NYSE was $21.20 per share.
_______________________

Investing in our securities involves certain risks, including those that are described in the “Risk Factors” section beginning on page 7 of the Prospectus dated October 21, 2021, as updated and supplemented by the section entitled “Risk Factors” section in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
_______________________

The date of this prospectus supplement is March 21, 2022.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________
FORM 8-K ___________________ CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of Report (Date of earliest event reported: March 21, 2022)
ARCHAEA ENERGY INC.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation)	001-39644 (Commission File Number)	85-2867266 (I.R.S. Employer Identification No.)

4444 Westheimer Road, Suite G450 Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)
(346) 708-8272
(Registrant’s telephone number, including area code)
Not applicable
(Former name or former address, if changed since last report)
__________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	LFG	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
    Archaea Energy Inc. (the “Company”) is filing this Current Report on Form 8-K (this “8-K”) to provide certain pro forma financial information relating to the business combinations completed on September 15, 2021.

    Included as Exhibit 99.1 to this Form 8-K is the unaudited pro forma condensed combined statement of operations of the Company for the year ended December 31, 2021 and the notes related thereto (the “pro forma financial information”), giving effect to the Merger (as defined therein) as if it closed on January 1, 2021.

    The pro forma financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations of the Company would have been had the Merger closed on January 1, 2021, nor is it necessarily indicative of future results of operations. Future results may vary significantly from the results reflected because of various factors, including those discussed in the “Risk Factors” section in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Item 9.01.     Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021 and the notes related thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 21, 2022
ARCHAEA ENERGY INC.
By:    /s/ Chad Bellah
Name:     Chad Bellah
Title:     Chief Accounting Officer

Exhibit 99.1
ARCHAEA ENERGY INC.
Unaudited Pro Forma Condensed Combined Statement of Operations

On September 15, 2021 (the “Closing Date”), Rice Acquisition Corp (“RAC”) completed the Business Combinations to acquire Legacy Archaea and Aria Energy LLC (“Aria”). Following the closing of the Business Combinations, RAC changed its name from “Rice Acquisition Corp.” to “Archaea Energy Inc.,” also referred to herein as the “Company.” Rice Acquisitions Holdings LLC was renamed “LFG Acquisition Holdings LLC,” also referred to herein as “Opco.” In connection with the Business Combinations closing, the Company completed a private placement of 29,166,667 shares of Class A Common Stock and 250,000 warrants (each warrant exercisable for one share of Class A Common Stock at a price of $11.50) for gross proceeds of $300 million.
The Company and Opco issued 33.4 million Class A Opco Units and 33.4 million shares of Class B Common Stock at the Closing Date to Legacy Archaea Holders to acquire Legacy Archaea. Aria was acquired for total initial consideration of $863.1 million (the “Merger”), subject to certain future adjustments set forth in the Aria Merger Agreement (the “Aria Closing Merger Consideration”). The Aria Closing Merger Consideration consisted of cash consideration of $377.1 million paid to Aria Holders, equity consideration in the form of 23.0 million newly issued Class A Opco Units and 23.0 million newly issued shares of the Company’s Class B Common Stock, par value $0.0001 per share, and $91.1 million for repayment of Aria debt.
The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared to give effect to the Merger. This unaudited pro forma condensed combined statement of operations is derived from the historical consolidated financial statements of the Company and Aria. This statement of operations has been adjusted as described in the notes to the unaudited pro forma condensed combined statement of operations. Please see the Company’s Balance Sheet as of December 31, 2021 on the Company’s Form 10-K, as filed with the SEC.
The Company has prepared the unaudited pro forma combined condensed statement of operations based on available information using assumptions that it believes are reasonable. These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual results of operations had the Merger occurred on the date specified, January 1, 2021, nor do they project the Company’s results of operations or financial position for any future period or date. The actual results reported by the combined company in periods following the Merger may differ significantly from this unaudited pro forma combined condensed statement of operations for a number of reasons. The pro forma financial statement of operations does not account for the cost of any synergies resulting from the Merger or other costs relating to the integration of the two companies.
The unaudited pro forma combined condensed statement of operations was prepared using the acquisition method of accounting as outlined in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations, with the Company considered the acquiring company. Based on the acquisition method of accounting, the consideration paid for Aria is allocated to its assets and liabilities based on their fair value as of the date of the completion of the Merger. The purchase price allocation and valuation is based on preliminary estimates, subject to final adjustments and provided for informational purposes only.
This unaudited pro forma combined condensed statement of operations should be read in conjunction with the Company’s consolidated financial statements, accompanying notes, and the financial statements of Aria for period from January 1, 2021 to September 14, 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

ARCHAEA ENERGY INC.
Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2021
(in thousands, except shares and per share data)	Archaea Energy Inc.		Aria (Historical)		Proforma Adjustments		Proforma Combined
Total Revenues and Other Income	$77,126		$117,589		$11,043	(a)	$205,758
Equity Investment Income, Net	5,653		19,777		(7,451)	(b)	17,979
Cost of Sales
Cost of revenue	46,488		56,321		6,592	(c)	109,401
Depreciation, amortization and accretion	16,025		15,948		12,860	(d)	44,833
Total Cost of Sales	62,513		72,269		19,452		154,234
Gain on disposal of assets	—		(1,347)		—		(1,347)
Merger related costs	3,045	(e)	19,624	(e)	—		22,669	(e)
General and administrative expenses	40,782		14,113		—		54,895
Operating Income (Loss)	(23,561)		32,707		(15,860)		(6,714)
Other Income (Expense)
Interest expense, net	(4,797)		(10,729)		(7,623)	(f)	(23,149)
Gain (loss) on derivative contracts	(3,727)		1,129		(107,565)	(g)	(110,163)
Gain on extinguishment of debt	—		61,411	(h)	—		61,411	(h)
Other income (expense)	1,164		2		—		1,166
Total Other Income (Expense)	(7,360)		51,813		(115,188)		(70,735)
Income (Loss) Before Income Taxes	(30,921)		84,520		(131,048)		(77,449)
Income tax benefit	—		—		—		—
Net Income (Loss)	(30,921)		84,520		(131,048)		(77,449)
Net income (loss) attributable to nonredeemable noncontrolling interests	(712)		289		—		(423)
Net income (loss) attributable to redeemable noncontrolling interests and Class A Common Stock	$(30,209)		$84,231		$(131,048)		$(77,026)
Net income (loss) attributable to redeemable noncontrolling interests							(41,104)
Net income (loss) attributable to Class A Common Stock							$(35,922)
Net income (loss) per Class A common share:
Net income (loss) – basic and diluted							$(0.67)
Weighted average shares of Class A Common Stock outstanding:
Basic and diluted	56,465,786		—		(2,553,117)	(i)	53,912,669

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NOTE 1 - Basis of Presentation
The unaudited pro forma combined statement of operations for the year ended December 31, 2021 combines the historical consolidated statement of operations of the Company and Aria and has been prepared as if the Merger closed on January 1, 2021. The unaudited pro forma condensed combined statement of operations has also been adjusted to give effect to pro forma events that are directly attributable to the Merger, factually supportable and expected to have a continuing impact on the combined results. We have included the impacts of the change in fair value of the warrants associated with the Company’s reverse merger with RAC. Other revenues and costs incurred by RAC during 2021 were not material to the pro forma condensed statement of operations and have not been included.
The Merger was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the Company determines and allocates the purchase price of Aria to the tangible and intangible assets acquired and the liabilities assumed as of the date of acquisition at fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and can include estimates of future biogas production, commodity prices, operating and development costs, and a risk-adjusted discount rate.
The Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, and these estimates and assumptions are inherently uncertain and subject to refinement during the measurement period not to exceed one year from the acquisition date.
These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual results of operations had the Merger occurred on the date specified nor do they project the Company’s results of operations for any future period or date. The actual results reported by the combined company in periods following the Merger may differ significantly from this unaudited pro forma combined condensed statement of operations for a number of reasons. The pro forma statement of operations does not account for the cost of any restructuring activities or synergies resulting from the Merger or other costs relating to the integration of the two companies.

NOTE 2 - The Business Combination
Aria was acquired to complement Archaea's existing RNG assets and for its operational expertise in the renewable gas industry. Aria was determined to be a VIE immediately prior to the Business Combinations. As a result of the Business Combinations, the Company became the primary beneficiary of Aria. The Aria Closing Merger Consideration consisted of both cash consideration and consideration in the form of newly issued Class A Opco Units and newly issued shares of the Company’s Class B Common Stock. The cash component of the Aria Closing Merger Consideration paid upon Closing was $377.1 million paid to Aria Holders, subject to certain future adjustments set forth in the Aria Merger Agreement, and $91.1 million for repayment of Aria debt. The remainder of the Aria Closing Merger Consideration consisted of 23.0 million Class A Opco Units and 23.0 million shares of Class B Common Stock.
Total consideration was determined to be as follows:

(in thousands)	At September 15, 2021
Class A Opco Units (and corresponding shares of Class B Common Stock)	$394,910
Cash consideration	377,122
Repayment of Aria debt at Closing	91,115
Total purchase price consideration	$863,147
The Aria Merger represented an acquisition of a business and was accounted for using the acquisition method, whereby all of the assets acquired and liabilities assumed were recognized at their fair value on the acquisition date, with any excess of the purchase price over the estimated fair value recorded as goodwill. Certain data to complete the purchase price allocation is not yet available, including but not limited to final appraisals of certain assets acquired and liabilities assumed and tax calculations. The Company will finalize the purchase price allocation during the 12-month period following the Closing, during which time the value of the assets and liabilities may be revised as appropriate. The following table sets forth the preliminary allocation of the Aria Closing Merger Consideration.

(in thousands)	As of September 15, 2021
Fair value of assets acquired
Cash and cash equivalents	$4,903
Account receivable, net	27,331
Inventory	9,015
Prepaid expenses and other current assets	3,834
Property, plant and equipment, net	126,463
Intangible assets, net	607,610
Equity method investments	243,128
Other non-current assets	861
Goodwill	26,457
Amount attributable to assets acquired	$1,049,602

Fair value of liabilities assumed
Accounts payable	$2,760
Accrued and other current liabilities	26,496
Below-market contracts	146,990
Other long-term liabilities	10,209
Amount attributable to liabilities assumed	186,455
Net assets acquired	863,147
Total Aria Merger consideration	$863,147
The goodwill is primarily attributable to the expected synergies Archaea believes will be created as a result of the combined companies, the ability to enhance Aria's current RNG production facilities, and the ability to convert certain of Aria's electricity production facilities to RNG production facilities. We expect a majority, if not all of the goodwill, to be assigned to the RNG reporting unit upon finalizing the purchase price allocation. Due to the existence of cumulative losses, no deferred taxes are recorded for the Aria merger transaction.

NOTE 3 - Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed statement of operations are as follows:

(a)     Reflects the adjustment of historical Aria out of market contract amortization as well as amortization totaling $11.8 million for contracts that were determined to be below market value for the purchase price allocation.

(b)    Represents the adjustment of basis difference between the Company’s share of investee equity and the fair value of the investment recognized for the purchase price allocation including amortization of $10.5 million.

(c)     Reflects the adjustment of historical Aria out of market contract amortization as well as amortization totaling $6.7 million for contracts that were determined to be above market value for the purchase price allocation.

(d)     Represents estimated additional depreciation of property, plant, and equipment and additional amortization of biogas rights as a result of the purchase price allocation.

(e)    Represents certain transactions costs directly incurred as part of the Merger that are not expected to be recurring in nature and costs related to the Company’s reverse merger with RAC. These costs are included in the pro forma results.

(f)    Represents additional interest expense as result of additional borrowings totaling $220 million to refinance Aria’s debt balance as of December 31, 2020 at an effective rate of 3.5%. The Company assumed the remaining cash consideration was financed through its reverse recapitalization with RAC. The Company assumed there would be no additional interest capitalized for the period presented.

(g)    Represents the change in value of the warrants for the period from January 1, 2021 through September 14, 2021. Changes in fair value from September 15, 2021 though December 31, 2021 are included under Archaea Energy Inc.

(h)    Represents the gain on extinguishment of debt associated with the forgiveness of debt as part of Aria’s sale of its 100% interest in LESPH in June 2021.

(i)     Represents the impact to the weighted average shares of Class A Common Stock outstanding to adjust for the September 15, 2021 Class A Common Stock to be treated as outstanding beginning January 1, 2021.